Alpine Global Premier Properties Fund

Shareholder Meeting:

On March 14, 2008, the Fund held its Annual Meeting of Shareholders (the “Meeting”) for the purpose of voting on a proposal to re-elect one trustee of the Fund. The results of the proposal are as follows:

Proposal: To elect Mr. Jeffrey E. Wacksman as a Trustee to the Board of Trustees until his successor has been duly elected and qualified.

For 96,540,348

Withheld 3,945,896